Exhibit 99.1

Rail Vision’s Main Line System Successfully Secures Approval and Certifications and for EU Railway Standards

Compliance and homologation sets the stage for accelerated adoption of Rail Vision’s Main Line system across the vast EU market

Ra’anana, Israel, Jan. 22, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced that its Main Line system has successfully obtained formal certifications for critical European Union (EU) railway standards, an important achievement that underscores the Company’s dedication to quality, safety, and innovation in the railway technology market.

With its extensive railway network and robust demand, the EU offers vast opportunities for railway technologies and represents the largest absolute market for rail products and services globally, according to UNIFE World Rail Market. The global digital railway market size is expected to surpass $100 billion by 2027, growing at a compound annual growth rate of 9.7%.

“Achieving compliance with these EU standards marks a major milestone for Rail Vision and positions us ahead of the competition in the Railway technology market,” said Noam Shloper, Head of Quality and Reliability at Rail Vision. “Our team is driven by a commitment to support product quality and safety above all else, and we’re pleased to complete this important milestone that sets the stage for accelerated adoption of our Main Line system across the vast EU market.”

Rail Vision’s Main Line system is now certified in compliance with EN 50155, which sets the benchmark for hardware equipment in railway applications, ensuring the robustness and reliability of rolling stock components. This compliance demonstrates Rail Vision’s system’s ability to withstand the rigorous physical demands of railway operations. Additionally, the system meets the requirements of EN 50126, focusing on the specification and demonstration of Reliability, Availability, Maintainability, and Safety (RAMS). This standard is crucial in the railway industry, as it guarantees that the system can be relied upon for consistent performance and safety. Furthermore, Rail Vision’s system aligns with EN 50657 standards related to software on board rolling stock. This compliance ensures that the software integrated into the Company’s Main Line system meets the highest levels of safety and functionality, crucial for the smooth operation of modern trains. The Main Line system also adheres to EN 45545 standards related to fire protection on railway vehicles.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the vast opportunities for railway technologies, the expected growth of the global digital railway market and the accelerated adoption of the Company’s Main Line system across the vast EU market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts
Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:
Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com
SOURCE: Rail Vision Ltd.